Exhibit 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna Announces First Quarter Results

AURORA, ON, May 6 /CNW/ - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2010.
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                                                        THREE MONTHS ENDED
                                                      March 31,     March 31,
                                                        2010          2009
                                                     ----------    ----------

    Sales                                            $   5,512     $   3,574

    Operating (loss) income                          $     285     $    (230)

    Net (loss) income                                $     223     $    (200)

    Diluted (loss) earnings per share                $    1.97     $   (1.79)
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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

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    THREE MONTHS ENDED MARCH 31, 2010
    ---------------------------------
We posted sales of $5.5 billion for the first quarter ended March 31, 2010, an increase of 54% from the first quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales and complete vehicle assembly sales.
During the first quarter of 2010, North American and European average dollar content per vehicle increased by 5% and 15%, respectively, each compared to the first quarter of 2009. In addition, North American and European vehicle produc-tion increased 67% and 33%, respectively, each compared to the first quarter of 2009. Complete vehicle assembly sales increased 11% to $446 million for the first quarter of 2010 compared to $401 million for the first quarter of 2009, while complete vehicle assembly volumes increased 49% to approximately 17,971 units.
During the first quarter of 2010, operating income was $285 million, net income was $223 million and diluted earnings per share were $1.97, increases of $515 million, $423 million and $3.76, respectively, each compared to the first quarter of 2009.
During the first quarter ended March 31, 2010, we generated cash from operations of $395 million before changes in non cash operating assets and liabilities, and invested $339 million in non cash operating assets and liabilities. Total investment activities for the first quarter of 2010 were
$166 million, including $133 million in fixed asset additions, $31 million in investments and other assets and $2 million to purchase subsidiaries.
A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    DIVIDENDS
    ---------
Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended March 31, 2010. The dividend of U.S.$0.18 per share is payable on June 15, 2010 to shareholders of record on May 31, 2010.
    OTHER MATTERS
    -------------
We also announced today that we entered into a transaction agreement with the Stronach Trust under which holders of our Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure. Please refer to the separate Press Release issued today which more fully describes the agreement and Note 13 to our unaudited interim consolidated financial statements for the three months ended March 31, 2010 included in this Press Release.
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of auto-motive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.
We have approximately 74,000 employees in 240 manufacturing operations and
76 product development, engineering and sales centres in 25 countries.
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    We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Thursday, May 6, 2010 at 7:30
    a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-892-9785. The number for overseas callers is 1-212-231-2910. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website
    Thursday morning prior to the call.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Western European automobile sales and light vehicle production; and the timing of new program launches. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assump-tions underlying any of the foregoing, and other statements that are not reci-tations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend",
"plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements.
Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels;
our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and success-fully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing oppor-tunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information
Form filed with securities commissions in Canada and our annual report on
Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis
    and Retrieval System (EDGAR) which can be accessed at www.sec.gov
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    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and
    Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the unaudited interim consoli-dated financial statements for the three months ended March 31, 2010 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP.
This MD&A has been prepared as at May 6, 2010.
    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31,
2010, we had 240 manufacturing divisions and 76 product development, engineering and sales centres in 25 countries.
Our operations are segmented on a geographic basis between North America,
Europe and Rest of World (primarily Asia, South America and Africa). A Co-
Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.
    HIGHLIGHTS
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We continued to experience a recovery in the automotive industry in the first quarter of 2010, particularly in North America. North American light vehicle production increased 67% in the first quarter of 2010, compared to the extremely low level of production experienced in the first quarter of 2009. Even compared to the fourth quarter of 2009, North American light vehicle production increased 3% in the first quarter of 2010. The key reasons for the increase in North American light vehicle production are the improvement in North American auto sales over the past number of months, combined with low levels of dealer inventories relative to long-term historical averages.
In Western Europe, light vehicle production increased 33% over the first quarter of 2009, and 3% over the fourth quarter of 2009. However, while
European auto sales have remained strong relative to the North American auto market, they have recently begun to decline from the sales levels experienced in the fourth quarter of 2009. We expect this negative auto sales trend to adversely impact Western European light vehicle production for the remainder of 2010.
Our first quarter results largely reflect the significantly improved levels of light vehicle production in our two principal markets, North America and Europe, combined with the benefits of our restructuring, right-sizing and other cost reduction efforts over the past couple of years. Our first quarter 2010 total sales increased 54% over the first quarter of 2009, as
North American, European and Rest of World production sales, as well as complete vehicle assembly sales all posted increases, as compared to the first quarter of 2009. Operating income increased $515 million to $285 million, compared to an operating loss of $230 million in the first quarter of 2009.
In light of our return to profitability, our Board of Directors reinstated
our quarterly dividend, amounting to $0.18 per share in respect of the first quarter of 2010.
While we remain cautious about the European automotive market, reflecting the negative impacts of vehicle sales "pulled forward" over the past year, as well as uncertainty about macroeconomic factors impacting a number of European countries recently, we are encouraged by the recovery in automotive sales in a number of other markets, including North America.
We are working hard to contain costs and continue to improve capacity utilization, so as to fully benefit from the recovery in vehicle production.
    FINANCIAL RESULTS SUMMARY
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During the first quarter of 2010, we posted sales of $5.5 billion, an increase of 54% from the first quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of
World production sales, and complete vehicle assembly sales offset in part by a decrease in tooling, engineering and other sales. Comparing the first quarter of 2010 to the first quarter of 2009:
    -   North American vehicle production increased by 67% and average dollar
        content per vehicle increased 5%;
    -   European vehicle production increased 33% and average dollar content
        per vehicle increased 15%; and
    -   Complete vehicle assembly sales increased 11% to $446 million from
        $401 million, as complete vehicle assembly volumes increased 49%.
During the first quarter of 2010, we generated operating income of $285 million compared to an operating loss of $230 million for the first quarter of 2009. Excluding the unusual items recorded in the first quarter of 2010, as discussed in the "Unusual Items" section, the $501 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:
    -   lower costs associated with restructuring and downsizing
activities;
    -   the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the first quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    - incremental margin earned related to the acquisition of Cadence Innovation s.r.o, ("Cadence"); and
    -   the sale of certain underperforming divisions during or subse-
quent to the first quarter of 2009.
These factors were partially offset by:
    - higher costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   employee profit sharing, as no profit sharing was recorded in
2009;
    -   higher incentive compensation;
    -   higher electric vehicle development costs;
    -   higher costs incurred to develop and grow our electronics
        capabilities;
    -   higher executive compensation; and
    -   net customer price concessions subsequent to the first quarter of 2009.
During the first quarter of 2010, net income was $223 million compared to a net loss of $200 million for the first quarter of 2009. Excluding the unusual items recorded in the first quarter of 2010, as discussed in the "Unusual Items" section, net income for 2010 increased $409 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.
During the first quarter of 2010, our diluted earnings per share were
$1.97 compared to diluted loss per share of $1.79 for the first quarter of 2009. Excluding the unusual items recorded in the first quarter of
2010, as discussed in the "Unusual Items" section, diluted earnings per share for 2010 increased $3.64. The increase in diluted earnings per share is as a result of the increase in net income, excluding unusual items, partially offset by an increase in the weighted average number of diluted shares outstanding during the first quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the first quarter of 2009.
    UNUSUAL ITEMS
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During the first quarter of 2010, we sold an electronics systems facility in China and realized a $14 million ($14 million after tax) gain. This gain contributed $0.12 to our diluted earnings per share. There were no unusual items in the first quarter of 2009.
    INDUSTRY TRENDS AND RISKS
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Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the first quarter ended March 31, 2010.
    RESULTS OF OPERATIONS
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    Average Foreign Exchange
                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
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    1 Canadian dollar equals U.S. dollars  0.961         0.802        +  20%
    1 euro equals U.S. dollars             1.384         1.302        +   6%
    1 British pound equals U.S. dollars    1.562         1.434        +   9%
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The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.
    Sales
                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
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    Vehicle Production Volumes
     (millions of units)
      North America                        2.879         1.728        +  67%
      Europe                               3.380         2.537        +  33%
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    Average Dollar Content Per Vehicle
      North America                    $     953     $     909        +   5%
      Europe                           $     521     $     454        +  15%
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    Sales
      External Production
        North America                  $   2,743     $   1,571        +  75%
        Europe                             1,761         1,152        +  53%
        Rest of World                        229           108        + 112%
      Complete Vehicle Assembly              446           401        +  11%
      Tooling, Engineering and Other         333           342        -   3%
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    Total Sales                        $   5,512     $   3,574        +  54%
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External Production Sales - North America
External production sales in North America increased 75% or $1.17 billion to $2.74 billion for the first quarter of 2010 compared to $1.57 billion for the first quarter of 2009. This increase in production sales reflects a 67% increase in North American vehicle production volumes combined with a 5% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 5% or $44 to $953 for the first quarter of 2010 compared to $909 for the first quarter of 2009.
Excluding the effect of foreign exchange, our average dollar content per vehicle decreased primarily as a result of:
    -   unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  GM full-sized pickups and SUV's;
        -  BMW X5;
        -  Ford F-Series and Lincoln Mark LT;
        -  Dodge Ram;
        -  BMW X6/Hybrid; and
        -  Mercedes-Benz R-Class, M-Class and GL-Class;
    -   programs that ended production during or subsequent to the first quarter of 2009, including the Pontiac G5 and G6; and
    -   net customer price concessions subsequent to the first quarter of
        2009.
These factors were partially offset by:
    -   favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  Ford Fusion, Mercury Milan and Lincoln MKZ;
        -  Chevrolet Traverse, GMC Acadia and Buick Enclave;
        -  Ford Edge and Lincoln MKX;
        -  Chevrolet Cobalt;
        -  Dodge Journey;
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan; and
        -  Ford Flex;
    -   the launch of new programs during or subsequent to the first quarter of 2009, including the:
        -  Chevrolet Equinox and GMC Terrain;
        -  Cadillac SRX; and
        -  Chevrolet Camaro; and
    -   the acquisition of several facilities from Meridian Automotive
        Systems Inc in the second quarter of 2009.
External Production Sales - Europe
External production sales in Europe increased 53% or $609 million to $1.76 billion for the first quarter of 2010 compared to $1.15 billion for the first quarter of 2009. This increase in production sales reflects a 33%
increase in European vehicle production volumes combined with a 15%
increase in our European average dollar content per vehicle.
Our average dollar content per vehicle increased by 15% or $67 to $521 for the first quarter of 2010 compared to $454 for the first quarter of
2009, primarily as a result of:
    - acquisitions completed subsequent to the first quarter of 2009, including Cadence;
    -   an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar; and
    -   the launch of new programs during or subsequent to the first quarter of 2009, including the:
        -  Porsche Panamera;
        -  Opel Astra;
        -  Mercedes-Benz E-Class; and
        -  Audi A5.
These factors were partially offset by:
    -   unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  smart fortwo;
        -  MINI Cooper; and
        -  BMW 3-Series;
    -   programs that ended production during or subsequent to the first quarter of 2009; and
    -   net customer price concessions subsequent to the first quarter of
        2009.
External Production Sales - Rest of World
External production sales in Rest of World increased 112% or $121 million to $229 million for the first quarter of 2010 compared to $108 million for the first quarter of 2009. The increase in production sales is primarily as a result of:
    -   increased production and/or content on certain programs in China,
        Korea and Brazil;
    -   the launch of new programs during or subsequent to the first quarter of 2009 in China and Japan; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean won, each against the U.S. dollar.
Complete Vehicle Assembly Sales
The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only.
Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-
cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of goods sold, profit-
ability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
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    Complete Vehicle Assembly Sales    $     446     $     401        +  11%
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    Complete Vehicle Assembly
     Volumes (Units)
      Full-Costed:
        BMW X3, Peugeot RCZ,
         Mercedes-Benz G-Class,
         Aston Martin Rapide and
         Saab 9(3) Convertible            14,029        11,751
      Value-Added:
        Chrysler 300, Jeep Grand
         Cherokee, and Jeep Commander      3,942           292
    -------------------------------------------------------------------------
                                          17,971        12,043        +  49%
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Complete vehicle assembly sales increased 11% or $45 million to $446 million for the first quarter of 2010 compared to $401 million for the first quarter of 2009 while assembly volumes increased 49% or 5,928 units.
The increase in complete vehicle assembly sales is primarily as a result of:
    -   the launch of new assembly programs subsequent to the first quarter of 2009, including the Peugeot RCZ and the Aston Martin Rapide;
    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
    - an increase in assembly volumes for the BMW X3, Chrysler 300 and Jeep Grand Cherokee.
These factors were partially offset by:
    -   the end of production of the Saab 9(3) Convertible in the fourth quarter of 2009; and
    -   lower assembly volumes for the Mercedes-Benz G-Class.
In addition, several new complete vehicle assembly programs have been awarded that are scheduled to launch at various times between 2010 and 2013.
Tooling, Engineering and Other Sales
Tooling, engineering and other sales decreased 3% or $9 million to $333 million for the first quarter of 2010 compared to $342 million for the first quarter of 2009.
In the first quarter of 2010 the major programs for which we recorded tooling, engineering and other sales were the:
    -   Chevrolet Silverado;
    -   BMW X3;
    -   Audi A8;
    -   Mercedes-Benz R-Class;
    -   Porsche Cayenne;
    -   MINI Cooper and Crossman;
    -   Opel/Vauxhall Astra;
    -   Jeep Grand Cherokee; and
    -   Mercedes-Benz E-Class.
In the first quarter of 2009 the major programs for which we recorded tooling, engineering and other sales were the:
    -   Chevrolet Silverado;
    -   MINI Crossman;
    -   Cadillac SRX and Saab 9-4X;
    -   Chevrolet Equinox and Suzuki XL7;
    -   Porsche Panamera;
    -   BMW X3;
    -   Ford Taurus;
    -   Hummer H3; and
    -   Cadillac DTS and Cadillac CTS.
In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the
U.S. dollar.
Gross Margin
Gross margin increased $498 million to $742 million for the first quarter of 2010 compared to $244 million for the first quarter of 2009 and gross margin as a percentage of total sales increased to 13.5% for the first quarter of 2010 compared to 6.8% for the first quarter of 2009. The increase in gross margin as a percentage of total sales was substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:
    -   lower costs associated with restructuring and downsizing activities;
    -   productivity and efficiency improvements at certain facilities;
    -   the benefit of restructuring and downsizing activities and cost saving initiatives that were undertaken during or subsequent to the first quarter of 2009;
    -   acquisitions completed subsequent to the first quarter of 2009; and
    -   a decrease in tooling sales that earn low or no margins.
These factors were partially offset by:
    -   higher costs incurred in preparation for upcoming launches, primarily in Europe;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher electric vehicle development costs;
    -   higher costs incurred to develop and grow our electronics
        capabilities;
    -   an increase in complete vehicle assembly sales which have a lower gross margin than our consolidated average; and
    -   net customer price concessions subsequent to the first quarter of
        2009.
Depreciation and Amortization
Depreciation and amortization costs decreased 2% or $4 million to $165 million for the first quarter of 2010 compared to $169 million for the first quarter of 2009. The decrease in depreciation and amortization was primarily as a result of:
    -   the impairment of certain assets subsequent to the first quarter of 2009; and
    -   the sale or disposition of certain facilities subsequent to the first quarter of 2009.
These factors were partially offset by
    -   an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    -   acquisitions completed subsequent to the first quarter of 2009.
Selling, General and Administrative ("SG&A")
SG&A expense as a percentage of sales was 5.5% for the first quarter of
2010 compared to 8.4% for the first quarter of 2009. The unusual item discussed in the "Unusual Items" section positively impacted SG&A as a percentage of total sales in the first quarter of 2010 by 0.2%. Excluding this unusual item, SG&A as a percentage of total sales decreased by 2.7%.
SG&A expense decreased $1 million to $301 million for the first quarter of 2010 compared to $302 million for the first quarter of 2009. Excluding the $14 million unusual item recorded in the first quarter of 2010 (as discussed in the "Unusual Items" section), SG&A expenses increased by $13 million primarily as a result of:
    - an increase in reported U.S. dollar SG&A expense due to the strengthening of the Canadian dollar and euro, each against the
        U.S. dollar;
    -   higher incentive compensation;
    -   higher executive compensation; and
    -   acquisitions completed subsequent to the first quarter of 2009.
These factors were partially offset by:
    - cost saving initiatives, including reduced discretionary spending, employee reductions and benefit plan changes;
    -   lower costs associated with restructuring and downsizing activities;
        and
    -   the sale or disposition of certain facilities during or subsequent to the first quarter of 2009.
Earnings (loss) before Interest and Taxes ("EBIT")(1)
Refer to note 12 of our interim consolidated financial statements for the three months ended March 31, 2010 and note 25 of our 2009 audited consoli-
dated financial statements, which describe our operating segments and basis of segmentation.
                               For the three months ended March 31,
                   ----------------------------------------------------------
                            External Sales                    EBIT
                   ----------------------------  ----------------------------
                      2010      2009    Change      2010      2009    Change
                   ----------------------------------------------------------

    North America  $ 2,875   $ 1,765   $ 1,110   $   254   $   (89)  $   343
    Europe           2,392     1,687       705        (6)     (119)      113
    Rest of World      243       121       122        29        (1)       30
    Corporate and
     Other               2         1         1         5       (18)       23
    -------------------------------------------------------------------------
    Total          $ 5,512   $ 3,574   $ 1,938   $   282   $  (227)  $   509
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes presented on our unaudited interim consolidated financial statements before net interest (income) expense.
Included in EBIT for the first quarter of 2010 and 2009 were the following unusual items, which have been discussed in the "Unusual Items" section above.
                                                        For the three months
                                                           ended March 31,
                                                     ------------------------
                                                          2010          2009
    -------------------------------------------------------------------------

    Rest of World
      Sale of facility                               $      14     $       -
    -------------------------------------------------------------------------
                                                     $      14     $       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
EBIT in North America increased $343 million to earnings of $254 million for the first quarter of 2010 compared to a loss of $89 million for the first quarter of 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   productivity and efficiency improvements at certain facilities;
    -   lower costs associated with restructuring and downsizing activities;
        and
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the first quarter of 2009.
These factors were partially offset by:
    -   higher incentive compensation;
    -   higher affiliation fees paid to corporate;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher electric vehicle development costs;
    -   higher costs incurred in preparation for upcoming launches; and
    -   net customer price concessions subsequent to the first quarter of
        2009.
Europe
EBIT in Europe increased $113 million to a loss of $6 million for the first quarter of 2010 compared to a loss of $119 million for the first quarter of 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition,
EBIT was positively impacted by:
    -   lower costs associated with restructuring and downsizing activities;
    -   incremental margin earned related to the acquisition of Cadence;
    -   the sale of certain underperforming divisions during or subsequent to the first quarter of 2009;
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the first quarter of 2009; and
    -   lower commodity costs.
These factors were partially offset by:
    - higher costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   higher costs incurred to develop and grow our electronics
        capabilities;
    -   higher affiliation fees paid to corporate;
    -   higher warranty costs;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   operational inefficiencies and other costs at certain facilities;
    -   and net customer price concessions subsequent to the first quarter of 2009.
Rest of World
Rest of World EBIT increased $30 million to $29 million for the first quarter of 2010 compared to a loss of $1 million for the first quarter of 2009. Excluding the Rest of World unusual item discussed in the "Unusual Items" section, the $16 million increase in EBIT was primarily as a result of:
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the first quarter of 2009.
These factors were partially offset by:
    -   higher launch costs incurred, primarily in Japan; and
    -   a decrease in equity income earned.
Corporate and Other
Corporate and Other EBIT increased $23 million to $5 million for the first quarter of 2010 compared to a loss of $18 million for the first quarter of 2009 primarily as a result of:
    -   an increase in affiliation fees earned from our divisions; and
    -   an increase in equity income earned.
These factors were partially offset by increased executive compensation. Interest (Income) Expense, net
During the first quarter of 2010, we recorded net interest income of $3 million, compared to $3 million of net interest expense for the first quarter of 2009. The $6 million increase in net interest income is as a result of a reduction in interest expense due to the repayment of our
7.08% Subordinated Debentures and our 6.5% Convertible Subordinated
Debenture subsequent to the first quarter of 2009.
Operating Income (Loss)
Operating income increased $515 million to $285 million for the first quarter of 2010 compared to a loss of $230 million for the first quarter of 2009. Excluding the unusual item discussed in the "Unusual Items"
section, operating income for the first quarter of 2010 increased $501 million. The increase in operating income is the result of the increase in EBIT and the increase in net interest income earned, both as discussed above.
Income Taxes
Our effective income tax rate on operating income (excluding equity income) increased to 22.2% for the first quarter of 2010 compared to
13.0% for the first quarter of 2009. In the first quarter of 2010, income tax rates were impacted by the unusual item discussed in the
"Unusual Items" section. Excluding unusual items, our effective income tax rate increased to 23.4% for the first quarter of 2010. Our effective tax rate for the first quarter of 2010 returned to normal rates as a result of our return to profitability in most jurisdictions. In addition, the effective rate for the first quarter of 2010 decreased by losses that were previously not benefited.
Net Income (Loss)
Net income increased $423 million to $223 million for the first quarter of 2010 compared to a net loss of $200 million for the first quarter of
2009. Excluding the unusual item discussed in the "Unusual Items"
section, net income increased $409 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.
Earnings (Loss) per Share
                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
    -------------------------------------------------------------------------

    Earnings (loss) per Class A
     Subordinate Voting or Class B
     Share
      Basic                            $    1.99     $   (1.79)    $    3.78
      Diluted                          $    1.97     $   (1.79)    $    3.76
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding (millions)
      Basic                                112.0         111.7             -
      Diluted                              113.2         111.7        +   1%
    -------------------------------------------------------------------------
Diluted earnings per share increased $3.76 to $1.97 for the first quarter of 2010 compared to a loss of $1.79 for the first quarter of 2009. The increase in diluted earnings per share is the result of an increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.
The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the first quarter of 2009.
    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations


                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
    -------------------------------------------------------------------------

    Net income (loss)                  $     223     $    (200)
    Items not involving current
     cash flows                              172           209
    -------------------------------------------------------------------------
                                             395             9     $     386
    Changes in non-cash operating
     assets and liabilities                 (339)          (52)
    -------------------------------------------------------------------------
    Cash provided from (used for)
     operating activities              $      56     $     (43)    $      99
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash flow from operations before changes in non-cash operating assets and liabilities increased $386 million to $395 million for the first quarter of 2010 compared to $9 million for the first quarter of 2009. The increase in cash flow from operations was due to a $423 million increase in net income, as discussed above, partially offset by a $37 million decrease in items not involving current cash flows.
Items not involving current cash flows are comprised of the following:
                                                        For the three months
                                                           ended March 31,
                                                     ------------------------
                                                          2010          2009
    -------------------------------------------------------------------------

    Depreciation and amortization                    $     165     $     169
    Amortization of other assets included in cost
     of goods sold                                          15            20
    Other non-cash charges                                   5            12
    Amortization of employee wage buydown                    5             6
    Future income taxes and non-cash portion of
     current taxes                                         (12)            2
    Equity income                                           (6)            -
    -------------------------------------------------------------------------
    Items not involving current cash flows           $     172     $     209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash invested in non-cash operating assets and liabilities amounted to $339 million for the first quarter of 2010 compared to $52 million for the first quarter of 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:
                                                        For the three months
                                                           ended March 31,
                                                     ------------------------
                                                          2010          2009
    -------------------------------------------------------------------------

    Accounts receivable                              $    (760)    $     234
    Inventories                                           (119)           36
    Income taxes payable (receivable)                       64           (63)
    Prepaid expenses and other                             (13)           (2)
    Accounts payable                                       243          (234)
    Accrued salaries and wages                              80            29
    Other accrued liabilities                              169           (46)
    Deferred revenue                                        (3)           (6)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                     $    (339)    $     (52)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the first quarter of 2010 was primarily due to the increase in production activities compared to the first quarter of 2009. The increase in income taxes payable was primarily due to a higher tax provision resulting from increased earnings combined with reduced instalment requirements.
    Capital and Investment Spending

                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
    -------------------------------------------------------------------------

    Fixed asset additions              $    (133)    $     (96)
    Investments and other assets             (31)          (22)
    -------------------------------------------------------------------------
    Fixed assets, investments and
     other assets additions                 (164)         (118)
    Purchase of subsidiaries                  (2)            -
    Proceeds from disposition                165             4
    -------------------------------------------------------------------------
    Cash used for investment
     activities                        $      (1)    $    (114)    $    113
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed assets, investments and other assets additions
In the first quarter of 2010 we invested $133 million in fixed assets.
While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2010 was for manufacturing equip-ment for programs that will be launching subsequent to the first quarter of 2010.
In the first quarter of 2010, we invested $31 million in other assets related primarily to fully reimbursable planning and engineering costs at our complete vehicle engineering and assembly operations and our powertrain operations for programs that will be launching subsequent to the first quarter of 2010. Purchase of subsidiaries
During the first quarter of 2010, we acquired two facilities in our complete vehicle engineering and assembly operations for cash consideration of $2 million.
Proceeds from disposition
Proceeds from disposal in the first quarter of 2010 were $165 million which included:
    - normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods;
    -   the cash proceeds received on the sale of an electronics facility;
    - a cash payment received on the sale of a long-term engineering receivable; and
    - a cash payment received with respect to our investment in asset-backed commercial paper ("ABCP").


    Financing

                                          For the three months
                                             ended March 31,
                                          ---------------------
                                            2010          2009        Change
    -------------------------------------------------------------------------

    Increase (decrease) in bank
     indebtedness                      $       8     $    (762)
    Repayments of debt                        (9)           (5)
    Issues of debt                             1             1
    Issues of Class A Subordinate
     Voting Shares                             7             -
    Cash dividends paid                        -           (21)
    -------------------------------------------------------------------------
    Cash provided from (used for)
     financing activities              $       7     $    (787)    $    794
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
In December 2008, in response to the uncertainty related to the financial viability of some of our key customers in North America, we drew down on our term and operating lines of credit. In February and March 2009, as the situation facing some of our key customers became clearer, we repaid $767 million of the outstanding lines of credit.
During the first quarter of 2010, we received cash proceeds of $7 million on the exercise of stock options for Class A Subordinate Voting Shares. During the second quarter of 2009, our Board of Directors suspended payment of dividends and, as a result, no dividends were paid on our Class A Subordinate Voting or Class B Shares in the first quarter of 2010 compared to a dividend of $0.18 per share for the first quarter of 2009.
    Financing Resources

                                           As at         As at
                                        March 31,  December 31,
                                            2010          2009        Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                $      54     $      48
      Long-term debt due within one
       year                                   14            16
      Long-term debt                         102           115
    -------------------------------------------------------------------------
                                             170           179
    Shareholders' equity                   7,671         7,360
    -------------------------------------------------------------------------
    Total capitalization               $   7,841     $   7,539     $     302
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Total capitalization increased by $0.3 billion to $7.8 billion at March
31, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $0.3 billion increase in shareholders' equity.
The increase in shareholders' equity was primarily as a result of:
    -   net income earned during the first quarter of 2010 (as discussed above);
    -   net unrealized gains on cash flow hedges; and
    - a $17 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a
        result of the strengthening of the Canadian dollar against the
U.S.
        dollar between December 31, 2009 and March 31, 2010.
Cash Resources
During the first quarter of 2010, our cash resources increased by $0.1 billion to $1.4 billion primarily as a result of the cash provided from operating activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion. The unused and available portion of our lines of credit decreased $0.1 billion to $1.8 billion during the first quarter of 2010. Maximum Number of Shares Issuable
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated
Debentures issued and outstanding at May 6, 2010 were exercised or converted:
    Class A Subordinate Voting and Class B Shares                112,764,722
    Stock options(i)                                               5,869,910
    -------------------------------------------------------------------------
                                                                 118,634,632
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

        Includes options to acquire 2,525,000 Class A Subordinate Voting Shares which were granted conditional on ratification by our Shareholders at our Annual and Special Meeting of Shareholders to be held on May 6, 2010.
Contractual Obligations and Off-Balance Sheet Financing
There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2010 that are outside the ordinary course of our business. Refer to our MD&A included in our 2009 Annual Report.
    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------
On May 6, 2010, we entered into a transaction agreement with the Stronach Trust under which holders of our Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts we have in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business.
    (a) Terms of the Transaction

        If the arrangement is approved by Class A shareholders and the court, we would purchase for cancellation all 726,829 Class B Shares and, the Stronach Trust would indirectly receive 9.0 million newly issued Class A Shares and $300 million in cash. After the transaction, we would have 121.0 million shares outstanding, each of which would carry one vote. The shares held indirectly by the Stronach Trust would represent an equal equity ownership and voting interest of 7.4%. In addition, Magna's Amended and Restated Articles of Incorporation would be amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to our Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

    (b) Vehicle Electrification Joint Venture

        The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. We would invest $220 million for a 73% interest. Our contribution would include the assets of our recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. The Stronach group would invest $80 million in cash for a 27% interest in the joint venture and would have effective control through the right to appoint three of five board members.
The proposed share capital reorganization would be implemented pursuant to a court-approved plan of arrangement and will require the approval of a majority of the votes cast by minority Class A shareholders at a special meeting of shareholders expected to take place in late June or July of this year. In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which Frank Stronach, and certain of his affiliated entities provide consulting services to the Magna group of companies.
The execution of the transaction agreement was approved by our Board of Directors after receiving the report of a Special Committee of independent directors of Magna.
    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.
Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.
For a discussion of risk factors relating to legal and other claims against us, refer to page 35 of our Annual Information Form and Annual Report on
Form 40-F, each in respect of the year ended December 31, 2009.
    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legis-lation, including, but not limited to, statements relating to: European automobile sales and light vehicle production; and the timing of new program launches. The forward-looking information in this document is presented for the purpose of providing information about management's current expectations and plans and such information may not be appro-priate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers;
the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and govern-mental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                               Note       2010          2009
    -------------------------------------------------------------------------

    Sales                                            $   5,512     $   3,574
    -------------------------------------------------------------------------

    Costs and expenses
      Cost of goods sold                                 4,770         3,330
      Depreciation and amortization                        165           169
      Selling, general and administrative         6        301           302
      Interest (income) expense, net                        (3)            3
      Equity income                                         (6)            -
    -------------------------------------------------------------------------
    Income (loss) from operations before
     income taxes                                          285          (230)
    Income taxes                                            62           (30)
    -------------------------------------------------------------------------
    Net income (loss)                                      223          (200)
    Other comprehensive income (loss):            9
      Net unrealized gains (losses) on
       translation of net investment in
       foreign operations                                   17          (135)
      Net unrealized gains on cash flow hedges              59             4
      Reclassifications of net losses on cash
       flow hedges to net income (loss)                      -            34
    -------------------------------------------------------------------------
    Comprehensive income (loss)                      $     299     $    (297)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings(loss) per Class A Subordinate
     Voting or Class B Share:
      Basic                                          $    1.99     $   (1.79)
      Diluted                                        $    1.97     $   (1.79)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A Subordinate
     Voting or Class B Share                         $       -     $    0.18
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B
      Shares outstanding during the period
       (in millions):
        Basic                                            112.0         111.7
        Diluted                                          113.2         111.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
    -------------------------------------------------------------------------

    Retained earnings, beginning of period           $   2,843     $   3,357
    Net income (loss)                                      223          (200)
    Dividends on Class A Subordinate Voting
     and Class B Shares                                      -           (21)
    -------------------------------------------------------------------------
    Retained earnings, end of period                 $   3,066     $   3,136
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                               Note       2010          2009
    -------------------------------------------------------------------------

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income (loss)                                $     223     $    (200)
    Items not involving current cash flows        2        172           209
    -------------------------------------------------------------------------
                                                           395             9
    Changes in non cash operating assets
     and liabilities                              2       (339)          (52)
    -------------------------------------------------------------------------
    Cash provided from (used for) operating
     activities                                             56           (43)
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions                                 (133)          (96)
    Purchase of subsidiaries                                (2)            -
    Increase in investments and other assets      3        (31)          (22)
    Proceeds from disposition                              165             4
    -------------------------------------------------------------------------
    Cash used for investment activities                     (1)         (114)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in bank indebtedness     10          8          (762)
    Repayments of debt                                      (9)           (5)
    Issues of debt                                           1             1
    Issue of Class A Subordinate Voting Shares               7             -
    Dividends                                                -           (21)
    -------------------------------------------------------------------------
    Cash provided from (used for) financing
     activities                                              7          (787)
    -------------------------------------------------------------------------

    Effect of exchange rate changes on cash
     and cash equivalents                                   12           (65)
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents during the period                          74        (1,009)
    Cash and cash equivalents, beginning of period       1,334         2,757
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period         $   1,408     $   1,748
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                         As at         As at
                                                      March 31,  December 31,
                                               Note       2010          2009
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                     2  $   1,408     $   1,334
    Accounts receivable                                  3,791         3,062
    Inventories                                          1,815         1,721
    Income taxes receivable                                  -            50
    Prepaid expenses and other                             176           136
    -------------------------------------------------------------------------
                                                         7,190         6,303

    Investments                                  11        235           238
    Fixed assets, net                                    3,723         3,811
    Goodwill                                             1,125         1,132
    Future tax assets                                      169           168
    Other assets                                  3        550           651
    -------------------------------------------------------------------------
                                                     $  12,992     $  12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $      54     $      48
    Accounts payable                                     3,176         3,001
    Accrued salaries and wages                             444           372
    Other accrued liabilities                     4      1,002           862
    Income taxes payable                                    20             -
    Long term debt due within one year                      14            16
    -------------------------------------------------------------------------
                                                         4,710         4,299

    Deferred revenue                                        17            19
    Long term debt                                         102           115
    Other long term liabilities                   5        354           369
    Future tax liabilities                                 138           141
    -------------------------------------------------------------------------
                                                         5,321         4,943
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                 7
      Class A Subordinate Voting Shares
        (issued: 112,037,493; December 31,
         2009 - 111,933,031)                             3,627         3,613
      Class B Shares (convertible into Class A
       Subordinate Voting Shares)
        (issued: 726,829)                                    -             -
    Contributed surplus                           8         61            63
    Retained earnings                                    3,066         2,843
    Accumulated other comprehensive income        9        917           841
    -------------------------------------------------------------------------
                                                         7,671         7,360
    -------------------------------------------------------------------------
                                                     $  12,992     $  12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company's 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2010 and the results of operations and cash flows for the three-month periods ended March 31, 2010 and 2009.

    2.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Cash and cash equivalents:

                                                      March 31,  December 31,
                                                          2010          2009
            -----------------------------------------------------------------

            Bank term deposits, bankers acceptances
             and government paper                    $   1,069     $     852
            Cash                                           266           409
            Cash in joint ventures                          73            73
            -----------------------------------------------------------------
                                                     $   1,408     $   1,334
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Items not involving current cash flows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
            -----------------------------------------------------------------

            Depreciation and amortization            $     165     $     169
            Amortization of other assets included
             in cost of goods sold                          15            20
            Other non-cash charges                           5            12
            Amortization of employee wage buydown
             (note 3)                                        5             6
            Future income taxes and non-cash
             portion of current taxes                      (12)            2
            Equity income                                   (6)            -
            -----------------------------------------------------------------
                                                     $     172     $     209
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (c) Changes in non-cash operating assets and liabilities:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
            -----------------------------------------------------------------

            Accounts receivable                      $    (760)    $     234
            Inventories                                   (119)           36
            Income taxes payable (receivable)               64           (63)
            Prepaid expenses and other                     (13)           (2)
            Accounts payable                               243          (234)
            Accrued salaries and wages                      80            29
            Other accrued liabilities                      169           (46)
            Deferred revenue                                (3)           (6)
            -----------------------------------------------------------------
                                                     $    (339)    $     (52)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    3.  OTHER ASSETS

        Other assets consist of:

                                                      March 31,  December 31,
                                                          2010          2009
        ---------------------------------------------------------------------

        Preproduction costs related to long-term
         supply agreements with contractual
         guarantee for reimbursement                 $     319     $     433
        Long-term receivable                                34            50
        Patents and licences, net                           18            20
        Employee wage buydown, net                          20            25
        Other, net                                         159           123
        ---------------------------------------------------------------------
                                                     $     550     $     651
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    4.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                          2010          2009
        ---------------------------------------------------------------------

        Balance, beginning of period                 $      75     $      75
        Expense, net                                        10             5
        Settlements                                         (4)          (10)
        Foreign exchange and other                          (2)           (2)
        ---------------------------------------------------------------------
        Balance, March 31                            $      79     $      68
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
        ---------------------------------------------------------------------

        Defined benefit pension plan and other       $       4     $       3
        Termination and long service arrangements            6             8
        Retirement medical benefits plan                     -             3
        ---------------------------------------------------------------------
                                                     $      10     $      14
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  STOCK BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                              2010                           2009
               ------------------------------ -------------------------------
               Options outstanding            Options outstanding
               -------------------            -------------------
                                    Number of                      Number of
                          Exercise    options            Exercise    options
                Number of    price    exercis- Number of    price    exercis-
                  options      (i)       able    options      (i)       able
    -------------------------------------------------------------------------
    Beginning
     of period  3,575,272    68.51  2,494,272  2,746,145    82.01  2,724,145
    Granted(ii) 2,525,000    60.00          -  1,075,000    33.09          -
    Exercised    (204,462)   45.04   (204,462)         -        -          -
    Cancelled     (25,500)   73.27    (25,500)    (1,085)   68.55     (1,085)
    Vested              -        -    358,333          -        -          -
    -------------------------------------------------------------------------
    March 31    5,870,310    65.65  2,622,643  3,820,060    68.25  2,723,060
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.
    (ii) The options granted in the first quarter of 2010 are for a term of 7 years from the grant date and vest one-third on each of the first, second and third anniversaries of the grant date. These options were granted pursuant to the Company's 2009 Stock Option Plan, which remains subject to ratification by the Company's Shareholders at the Company's Annual and Special Meeting of the Shareholders to be held on May 6, 2010.


            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
            -----------------------------------------------------------------
            Risk-free interest rate                      2.34%         1.66%
            Expected dividend yield                      2.00%         2.05%
            Expected volatility                            35%           31%
            Expected time until exercise             4.5 years       4 years
            -----------------------------------------------------------------

            Weighted average fair value of
             options granted or modified in
             the period (Cdn$)                       $   16.17     $    7.20
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three-month period ended March 31, 2010 was $3 million (2009 - less than $1 million).

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows (number of shares in table below are expressed in whole numbers):

                                                          Three months ended
                                                               March 31,
                                                     ------------------------
                                                          2010          2009
            -----------------------------------------------------------------

            Class A Subordinate Voting Shares
             awarded and not released                  591,368       685,989
            -----------------------------------------------------------------

            Reduction in stated value of Class A
             Subordinate Voting Shares               $      39     $      45
            -----------------------------------------------------------------

            Unamortized compensation expense
             recorded as a reduction of
             shareholders' equity                    $      28     $      34
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three-month period ended March 31, 2010 was $2 million (2009 - $2 million).

    7.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three-month period ended March 31, 2010 consist of the following (numbers of shares in the table below are expressed in whole numbers):

                                                        Subordinate Voting
                                                    -------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------

            Issued and outstanding at
             December 31, 2009                     111,933,031     $   3,613
            Release of restricted stock                      -             6
            Repurchase and cancellation               (100,000)            -
            Issued under the Incentive Stock
             Option Plan                               204,462             8
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2010                        112,037,493     $   3,627
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 6, 2010 were exercised or converted:


            Class A Subordinate Voting and Class B Shares        112,764,722
            Stock options(i)                                       5,869,910
            -----------------------------------------------------------------
                                                                 118,634,632
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    8.  CONTRIBUTED SURPLUS

        Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

                                                          2010          2009
        ---------------------------------------------------------------------

        Balance, beginning of period                 $      63     $      67
          Stock-based compensation expense                   5             2
          Release of restricted stock                       (6)           (6)
          Stock options exercised                           (1)            -
        ---------------------------------------------------------------------
        Balance, March 31,                           $      61     $      63
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    9.  ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                          2010          2009
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on
         translation of net investment in
         foreign operations
          Balance, beginning of period               $     854     $     447
          Net unrealized gains (losses) on
           translation of net investment in
           foreign operations                               17          (135)
        ---------------------------------------------------------------------
          Balance, March 31                                871           312
        ---------------------------------------------------------------------

        Accumulated net unrealized gain (loss)
         on cash flow hedges(i)
          Balance, beginning of period                     (13)         (113)
          Net unrealized gains on cash flow hedges          59             4
          Reclassifications of net losses on cash
           flow hedges to net income                         -            34
        ---------------------------------------------------------------------
          Balance, March 31                                 46           (75)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive
         income                                      $     917     $     237
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                                          2010          2009
            -----------------------------------------------------------------

            Balance, beginning of period             $      (2)    $      48
            Net unrealized gains on cash flow hedges       (14)           (4)
            Reclassifications of net losses (gains)
             on cash flow hedges to net income (loss)        2           (15)
            -----------------------------------------------------------------
            Balance, March 31                        $     (14)    $      29
            -----------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $39 million (net of income taxes of $10 million).

    10. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                      March 31,  December 31,
                                                          2010          2009
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                          $      54     $      48
          Long-term debt due within one year                14            16
          Long-term debt                                   102           115
        ---------------------------------------------------------------------
                                                           170           179
        Shareholders' equity                             7,671         7,360
        ---------------------------------------------------------------------
        Total capitalization                         $   7,841     $   7,539
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                      2.2%          2.4%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                      March 31,  December 31,
                                                          2010          2009
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents              $   1,408     $   1,334
              Investment in ABCP                            83            85
            -----------------------------------------------------------------
                                                     $   1,491     $   1,419
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Severance investments                  $       5     $       7
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and Receivables
              Accounts receivable                    $   3,791     $   3,062
              Long-term receivables included
               in other assets                              34            50
              Income taxes receivable                        -            50
            -----------------------------------------------------------------
                                                     $   3,825     $   3,162
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                      $      54     $      48
              Long-term debt (including portion
               due within one year)                        116           131
              Accounts payable                           3,176         3,001
              Accrued salaries and wages                   444           372
              Other accrued liabilities                  1,002           862
              Income taxes payable                          20             -
            -----------------------------------------------------------------
                                                     $   4,812     $   4,414
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Derivatives designated as effective
             hedges, measured at fair value
              Foreign currency contracts
                Prepaids expenses                    $      75     $      49
                Other assets                                40            14
                Other accrued liabilities                  (30)          (42)
                Other long-term liabilities                (18)          (29)
            -----------------------------------------------------------------
                                                            67            (8)
              Natural gas contracts
                Other accrued liabilities                   (6)           (5)
                Other long-term liabilities                 (5)           (3)
            -----------------------------------------------------------------
                                                           (11)           (8)
            -----------------------------------------------------------------
                                                     $      56     $     (16)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At March 31, 2010, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$127 million (December 31, 2009 - Cdn$134 million). The carrying value and estimated fair value of this investment was Cdn$84 million (December 31, 2009 - Cdn$88 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant. During the quarter, the Company sold notes for approximately Cdn$4 million, which approximated their carrying value.

            Term debt

            The Company's term debt includes $14 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company's six largest customers represented 81% of the Company's total sales and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at March 31, 2010, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

    12. SEGMENTED INFORMATION

                                             Three months ended
                                               March 31, 2010
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $   1,333   $   1,219               $     668
      United States                1,272       1,182                     679
      Mexico                         528         474                     369
      Eliminations                  (220)          -                       -
    -------------------------------------------------------------------------
                                   2,913       2,875   $     254       1,716
    Europe
      Euroland                     1,894       1,857                     992
      Great Britain                  203         204                      61
      Other European countries       359         331                     415
      Eliminations                   (37)          -                       -
    -------------------------------------------------------------------------
                                   2,419       2,392          (6)      1,468
    Rest of World                    257         243          29         180
    Corporate and Other              (77)          2           5         359
    -------------------------------------------------------------------------
    Total reportable segments  $   5,512   $   5,512   $     282       3,723
    Current assets                                                     7,190
    Investments, goodwill
     and other assets                                                  2,079
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  12,992
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                             Three months ended
                                               March 31, 2009
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $     723   $     655               $     639
      United States                  902         864                     743
      Mexico                         275         246                     367
      Eliminations                  (118)          -                       -
    -------------------------------------------------------------------------
                                   1,782       1,765   $     (89)      1,749
    Europe
      Euroland                     1,441       1,411                   1,040
      Great Britain                  142         142                      67
      Other European countries       161         134                     195
      Eliminations                   (40)          -                       -
    -------------------------------------------------------------------------
                                   1,704       1,687        (119)      1,302
    Rest of World                    130         121          (1)        170
    Corporate and Other              (42)          1         (18)        306
    -------------------------------------------------------------------------
    Total reportable segments  $   3,574   $   3,574   $    (227)      3,527
    Current assets                                                     6,056
    Investments, goodwill
     and other assets                                                  2,102
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  11,685
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income from operations before income taxes and net interest income.

    13. SUBSEQUENT EVENT

        On May 6, 2010, the Company entered into a transaction agreement with the Stronach Trust under which holders of Magna's Class A subordinate voting shares would be given the opportunity to decide whether to eliminate the dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business.

        (a) Terms of the Transaction

            If the arrangement is approved by Class A shareholders and the court, Magna would purchase for cancellation all 726,829 Class B Shares and, the Stronach Trust would indirectly receive
            9.0 million newly issued Class A Shares and $300 million in cash. After the transaction, Magna would have 121.0 million shares outstanding, each of which would carry one vote. The shares held indirectly by the Stronach Trust would represent an equal equity ownership and voting interest of 7.4%. In addition, Magna's Amended and Restated Articles of Incorporation would be amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

        (b) Vehicle Electrification Joint Venture

            The proposed new joint venture would involve the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna would invest $220 million for a 73% interest. Magna's contribution would include the assets of Magna's recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and the balance in cash. The Stronach group would invest $80 million in cash for a 27% interest in the joint venture and would have effective control through the right to appoint three of five board members.

        The proposed share capital reorganization would be implemented pursuant to a court-approved plan of arrangement and will require the approval of a majority of the votes cast by minority Class A shareholders at a special meeting of shareholders expected to take place in late June or July of this year. In addition to shareholder and court approvals, the transaction is subject to approval of the Toronto Stock Exchange, the finalization of definitive agreements and customary closing conditions, as well as certain amendments to the consulting agreements through which Frank Stronach, and certain of his affiliated entities provide consulting services to the Magna group of companies.

        The execution of the transaction agreement was approved by Magna's Board of Directors after receiving the report of a Special Committee of independent directors of Magna.

    14. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

For further information: please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103